Exhibit (g)

COLE CREDIT PROPERTY TRUST, INC.

HYPOTHETICAL ACCOUNT PERFORMANCE WITH TENDER OFFER[1]

Purchase Date	July 1, 2004
Total Shares	1,000.00
Aggregate Cash Tender Amount	$7,250.00(1)
Hypothetical Total Distribution Amount through Tender Close (from Purchase Date to 04/25/14)(2)	$6,010.89
Hypothetical Total Return on Investment– Gross Fees(3)	32.61% (or 3.32% per annum)
Hypothetical Total Return on Investment– Net Fees(4)	42.11% (or 4.28% per annum)
Tender Offer Price	$7.25(5)

(1)    The Aggregate Cash Tender Amount represents the $7.25 cash tender offer purchase amount, multiplied by the 1,000 total shares held by Investor. Such amount does not include any interest, and would be reduced by any withholding taxes applicable to Investor.

(2)    The Hypothetical Total Distribution Amount assumes that the distributions would accrue and be payable until April 25, 2014, the date that the announced tender offer is scheduled to expire, unless otherwise extended.

(3)    The Hypothetical Total Return on Investment – Gross Fees was calculated as the Total Distribution Amount through Tender Close, plus the Aggregate Cash Tender Amount, minus Investor’s total initial investment of $10,000, divided by $10,000.

(4)    The Hypothetical Total Return on Investment – Net Fees was calculated as the Total Distribution Amount through Tender Close, plus the Aggregate Cash Tender Amount, minus Investor’s net initial investment of $9,050 (equal to the total initial investment, net of $950 in commissions and dealer manager fees paid in connection with the initial investment), divided by $10,000.[2]

(5)    The Tender Offer Price represents the per share offer price, net to the seller in cash, without interest, and less any applicable withholding taxes, that Desert Acquisition, Inc. has announced it plans to offer to purchase all of outstanding common shares of CCPT.

IMPORTANT INFORMATION

The description contained herein is not a recommendation, an offer to purchase or a solicitation of an offer to sell shares of CCPT. ON MARCH 31, 2014, Desert Acquisition, Inc. fileD a Tender Offer Statement and CCPT fileD a Solicitation/Recommendation Statement with respect to the Offer with the SEC.  CCPT’s stockholders are strongly advised to read carefully the Tender Offer Statement (including the offer to purchase, the letter of transmittal and the related tender offer documents) and the related Solicitation/ Recommendation Statement, as they contain important information, including the various terms of, and conditions to, the offer.  Such materials will be made available at no charge to CCPT’s stockholders.  In addition, such materials ARE available on the SEC’s website at www.sec.gov.

[1] This hypothetical investment assumes the purchase of 1,000 shares of CCPT on July 31, 2004, the date that CCPT first declared distributions.

[2] Detailed information concerning fees and commissions paid and payable provided at the investor’s request.

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